December 30, 2008

Mr. Stephen Krikorian

United States Securities and

  Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Dear Mr. Krikorian:

As the Acting Chief Financial Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated December 2, 2008.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s responses immediately follow.

Form 10-Q for the Quarterly Period ended September 30, 2008

Consolidated Statements of Operations, page 3

1.              Tell us the amount of “closure cost” included in the “impairment and closure charges” line-item on this statement.  Your disclosure appears to indicate that all of these charges represent impairment charges.  In this regard, explain why you believe that this caption is appropriately titled.  In addition, explain whether the impairment charges relate only to those properties subjected to the sale-leaseback transactions.  If so, explain why other properties did not experience a similar impairment charge.

Response

For the nine months ended September 30, 2008 and 2007, closure costs of $259,000 and $55,000, respectively, are included in the financial statement line item “impairment and closure charges”.  Our disclosure on page 27 focused on the impairment charges that represented the substantial majority of the line item.  As such, we believe this caption is appropriately titled.

Impairment and closure charges of $69.5 million for the nine months ended September 30, 2008 do not relate only to those properties subjected to the sale-leaseback transactions.  On a quarterly basis we evaluate long-lived assets, at the individual IHOP and Applebee’s restaurant level, for indicators of impairment. During the third quarter, this evaluation identified one IHOP property for which a $1.5 million impairment was recorded.

The majority of the impairment charges relate to specific transactions that indicated the fair value of specific assets. As disclosed in Form 10-Q for the Quarterly Period ended June 30, 2008, we recorded impairment charges of $40.8 million related to properties subjected to the sale-leaseback transactions. Once the net proceeds from the sale-leaseback agreement were determined to be less than the fair value assigned to the properties in the purchase price allocation, we first assessed whether there was any evidence that the difference was due to factors in existence as of the purchase date such that an adjustment to the purchase price allocation was warranted. We determined the decline was due to changes in the commercial real estate market subsequent to November 29, 2007 and to concessions often granted to buyers involved in a multi-unit transaction (i.e. a “volume discount”). Accordingly, no adjustment to the purchase price allocation was warranted and the entire amount was charged to P&L as an impairment. The sale-leaseback transaction involved 182 of 199 parcels of real estate owned by Applebee’s. We also assessed whether the remaining 17 parcels were impaired and concluded (i) they would most likely be sold in individual transactions and therefore not require a “volume discount” and (ii) the forecasted undiscounted cash flows from those properties exceeded their carrying value. Accordingly, we did not believe the remaining 17 parcels were impaired at September 30, 2008.

As disclosed in Form 10-Q for the Quarterly Period ended September 30, 2008, we recorded impairment charges of $26.8 million related to Applebee’s company-operated restaurants that were either sold (refranchised) during the period or for which refranchising asset purchase agreements had been signed. As further explained in our response to comment 5, the specific markets being sold (refranchised) had a proportionally larger number of underperforming restaurants than our other company markets and these specific transactions were not indicative of impairment in other markets having proportionally fewer underperforming restaurants.

2.              Tell us the nature of your discontinued operations.  In addition, tell us your considerations of providing footnote disclosure of your discontinued operations pursuant to SFAS 144.

Response

Discontinued operations relate to Applebee’s restaurants that have been closed or have been sold with residual assets or residual obligations retained by Applebee’s. As disclosed in our 2007 Form 10-K, prior to our acquisition, Applebee’s closed 19 underperforming restaurants which the preacquisition Applebee’s management determined did not have the potential to deliver acceptable long-term returns on invested capital.  As of September 30, 2008, assets remaining from 4 of the closed Applebee’s restaurants are included in assets related to discontinued operations (primarily property and equipment) and liabilities remaining from 8 of the closed restaurants are included in liabilities related to discontinued operations (primarily lease liabilities).

As prescribed by SFAS 144, we have provided disclosure either on the face of the income statement or in Note 7 to the consolidated financial statements of our 2007 Form 10-K which included the following:

•                  A description of the impaired long-lived asset group and the facts and circumstances leading to the impairment.

•                  The gain or loss recognized in accordance with paragraph 37 of SFAS 144.

During the three-month and nine-month periods ending September 30, 2008  loss (net of tax) from discontinued operations was $93,000 and $295,000, respectively, with no revenue recorded in either period. Since there has been no significant activity during the nine-month period ended September 30, 2008, we did not believe additional disclosure was warranted in our Form 10-Q for the Quarterly Period ended September 30, 2008.

Notes to Consolidated Financial Statements

2. Basis of Presentation, page 5

3.              We note that you disclose in your 2007 Form 10-K a concentration of credit risk in receivables from your franchisees and distributors.  Indicate whether this credit risk has changed significantly since your year-end.  In this regard, tell us your consideration of the disclosures outlined in paragraphs 20 to 24 of SOP 94-6.

Response

The concentration of credit risk in receivables from our franchisees and distributors has not changed significantly since our year end.  Our average days outstanding related to receivables due from franchisees and distributors has remained consistent.  Accounts receivable which primarily includes receivables due from franchisees and distributors has remained approximately $58 million as of September 30, 2008 and December 31, 2007, respectively.  As you have noted, we have provided disclosure in our 2007 Form 10-K as prescribed by SOP 94-6.  Since there has been no significant variation in aging or increase in the amount of accounts receivable during the nine-month period ended September 30, 2008, we did not believe additional disclosure was warranted in our Form 10-Q for the Quarterly Period ended September 30, 2008.

4. Business Acquisition, page 7

4.              We note you utilized a capitalization rate to fair value your entire portfolio of properties.  Explain why there is a several month lag in reporting this rate and indicate the rate utilized in the preliminary allocation.  Tell us the reasons for the significant change in the fair value of your properties due to using a different rate.  That is, describe why the rate changed.  In addition, describe the effect of the change on previously recognized depreciation and amortization expense.

Response

Given the relatively short time period from the November 29, 2007 closing date of the Applebee’s acquisition to the required reporting deadline for our 2007 Form 10-K, the Company used broad assumptions relevant to our restaurant types as to rental data and capitalization rates that were applied to the entire portfolio of company-operated restaurant properties for purposes of the preliminary purchase price allocation used for our 2007 Form 10-K. The capitalization rate was determined by reference to actual sales data and published real estate industry survey data. For purposes of the preliminary purchase price allocation, the real estate industry data was obtained from third quarter 2007 surveys. It is our understanding that it does take time to collect, aggregate, cross-check and analyze the raw data underlying these surveys such that surveys for a given quarter may not be available for one or two months after the end of that quarter. Based on the information available to us at the time a capitalization rate of 7.0% was used in the preliminary purchase price allocation.

In the months following the filing of the 2007 Form 10-K, the Company analyzed rental data and operating data on a store-by-store basis. Additionally, once information on market capitalization rates being utilized in late November 2007 from subsequent industry surveys became available, the Company updated its capitalization rate assumptions. This detailed evaluation was not completed until our second fiscal quarter of 2008.

The revision to the purchase price allocation, originally disclosed in our Form 10-Q for the Quarterly Period ended June 30, 2008 was based on a capitalization rate of 7.25%. The increase in the rate as reflected in industry surveys could be attributed to a number of different factors impacting the commercial real estate market, including constraints on capital available for financing commercial real estate transactions and the beginning of a general economic decline, both of which appear to have resulted in fewer commercial real estate transactions taking place and lower values in the transactions that did take place.

The revision of the estimated capitalization rate as of the November 29, 2007 valuation date from 7.0% to 7.25% resulted in a downward revision of the allocated value of Property & Equipment of approximately $14 million. The revision of economic obsolescence factors based on a store-by-store analysis resulted in a downward revision of the allocated value of Property & Equipment of $133 million. These revisions, along with revisions of estimated useful lives resulting from the revised economic obsolescence factors, were reflected in depreciation expense as of April 1, 2008.  Previously reported depreciation expense would have been lower by slightly less than $1 million had these revised values for Property & Equipment and the revised useful lives been reflected in the preliminary purchase price allocation.

5. Impairment of Long-Live Assets, page 8

5.              We note your goodwill balance is 22.6% of your total assets at September 30, 2008.  We further note the following items:

•                  We note your disclosure on page 8, that during the three-month period ended September 30, 2008, you recorded an impairment charge of $26.8 million related to Applebee’s properties which you cite primarily resulted from a continuing deterioration in credit markets in general and a decline in operating results of Applebee’s company-operated restaurants expected to be franchised in particular geographic areas.

•                  You disclose on page 29 that Company-owned Applebee’s domestic sales percentage decreased 9.3% and domestic same-store sales percentage decreased 3.1% in the three months ended September 30, 2008, respectively.

•                  Your stock price has significantly decreased since your acquisition of Applebee’s and through the quarter ended September 30, 2008.

In light of the factors noted above, please advise us whether you have performed an interim impairment test of your goodwill in the quarterly period ended September 30, 2008.  If not, please explain how you concluded that an impairment test is not necessary.  If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2 discussed in paragraphs 19 through 22 of SFAS 142, if applicable.  Indicate how you determine and identify a reporting unit and indicate how you determine the fair value for each reporting unit.  Describe how you consider your market capitalization when testing for impairment.

Response

We did not perform an impairment test of goodwill in the quarterly period ended September 30, 2008. We did consider the factors noted above in assessing whether or not an impairment test was necessary as of September 30, 2008, in addition to other factors. We are in the process of performing the first annual test of the goodwill related to the Applebee’s reporting units.

 As publicly disclosed at the time the Applebee’s acquisition was announced, it has always been our plan to sell and franchise virtually all of the Applebee’s company-operated restaurants. That was a fundamental premise underlying the price negotiated to purchase Applebee’s. We intend to convert the company-operated restaurants to franchised restaurants, effectively selling the operations while benefiting from improved, predictable net cash flows (i.e. royalties on franchised restaurant sales) resulting from the elimination of capital requirements and operating costs and significantly reducing overhead costs.

We have identified two Applebee’s reporting units - a franchise restaurant reporting unit (the “franchise unit”) and a company restaurant reporting unit (the “company unit”) - to which the goodwill arising from the Applebee’s acquisition was allocated. The amount of goodwill allocated to the company unit was determined by comparing the estimated sales value of the company restaurants with the carrying value (as of November 29, 2007) of the company unit, with the excess allocated to the company unit as goodwill. The fair value was based on a multiple of approximately six times the operating cash flow for the trailing twelve months of the company unit. This multiple was supported by actual refranchising transactions negotiated within a month after the acquisition. The remaining goodwill resulting from the final purchase price allocation was assigned to the franchise unit.

In assessing whether the goodwill allocated as described above should be subjected to an interim test of impairment as of September 30, 2008, we considered a number of different factors. As to the factors you noted above:

•                  The impairment charge of $26.8 million was recognized upon the signing of agreements to sell (refranchise) Applebee’s restaurants in three specific geographic markets. Those markets had a proportionally larger number of underperforming restaurants than our other company markets. Essentially, the buyers received a price concession to take the underperforming restaurants off our hands. We did not believe, as of September 30, 2008, that similar concessions would be required in other markets because those markets have proportionally fewer underperforming restaurants. As such, we believe the impairment was specific to the specific markets sold and not an indicator of impairment of the entire company unit.

•                  A $27 million decline in sales of company-operated restaurants appears significant on a percentage basis (the 9.3% noted); however, of the $27 million decline, approximately $18 million related to the sale (refranchising) of 29 restaurants in California and Delaware. Referencing our plan to refranchise virtually all of the company-operated Applebee’s restaurants, we viewed system-wide sales to be a more relevant measure in assessing whether an interim impairment test was warranted. We believe the change in system-wide sales is a short-term factor that may impact the timing of forecasted cash flows but will not significantly impact the ultimate cash flows. We did not consider this as an indicator of impairment that would warrant an interim impairment test.

•                  The recent decline in DineEquity’s stock price was considered in a number of different contexts. There is an element of significant, pervasive negative investor sentiment impacting all publicly traded equities, regardless of industry, size or recent operating results. While difficult to quantify, this component of the recent decline, in and of itself, would not be considered an indicator of impairment.

More specific to DineEquity, a substantial majority of our outstanding shares are held by large institutional investors. We have not noted a significant change in their holdings during this period of market price decline. On the other hand, there has been an increase in short interest in the Company’s common stock ever since the Applebee’s acquisition. According to published data, short interest in DineEquity shares ranged from a low of approximately 750,000 shares in January 2007 to approximately 1.8 million shares by the June 2007 announcement of the intention to acquire Applebee’s, and peaked at 3.9 million shares in December 2007. During 2008, short interest ranged from 3.8 million shares to 6.6 million shares. During that same time period, DineEquity common stock outstanding, as reported in Forms 10-K and 10-Q  for the respective periods, ranged between approximately 16.9 millon shares to 17.9 million shares and currently stands at approximately 17.5 million shares. While this data cannot be directly correlated to stock prices for any given point in time, the conventional view is that increased short interest can result in increased stock price volatility. Much of the recent volatility in our stock has been attributed in the financial press to “short sellers” speculating on the short-term directional movement of our stock in light of the fact that the Company took on increased leverage to finance the Applebee’s acquisition. We do not believe this was an indicator of impairment to the underlying fair value of the Company. As an example, during a recent two-day trading period (close 10/24/08-close 10/28/08) our market cap tripled. We do not believe the underlying fair value of DineEquity changed at all during that period. The view expressed by financial analysts  attributed the majority of that change to short-sellers having to cover their open positions in light of our announced sale (refranchising) of 66 Applebee’s restaurants on October 27, 2008.

It is our view that because of both negative investor sentiment not specific to DineEquity, and the generalized speculative short trading, our current market capitalization does not reflect fair value. The underlying economic value, the future cash flows from a low overhead, non-capital intensive, 98% franchised operation (once our refranchising efforts are completed), had not, as of September 30, 2008, changed significantly from the beginning of the year, or from the economic model we used to price the Applebee’s acquisition.

Based on the closing market price on September 26, 2008, the last market day of our fiscal third quarter, our market cap was approximately $316 million, which exceeded our net book value by over $125 million. At no time during the third quarter ended September 30, 2008 did our market cap fall below $277 million. In light of this and the other factors noted above, we determined that an interim test of impairment was not required as of September 30, 2008.

Subsequent to the end of our third fiscal quarter, our market cap fluctuated from a high of approximately $320 million to a low of approximately $107 million. Our market cap was approximately $315 million as of the October 31, 2008 filing date of our Form 10-Q for the Quarterly Period ended September 30, 2008. Based on this information we reaffirmed our conclusion that an interim test of impairment was not required as of September 30, 2008.

6.              Provide your analysis under paragraphs 16 to 17 of SFAS 142 regarding the Applebee Trademark that was classified as an indefinite life intangible asset.  Your response should address each reporting period during the current year as well as the period subsequent to your most recent Form 10-Q.  Indicate how you determine fair value for this intangible asset.

Response

For purposes of allocating the purchase price of Applebee’s as of the November 29, 2007 acquisition date, the fair value of the Applebee’s trademark was determined based on the relief from royalty method under the income approach. In determining the fair value of the Trademark it was also determined the Trademark has an indefinite useful life, based on the following factors:

•                  the Trademark has been in use since the inception of Applebee’s (approximately 25 years);

•                  there are no current plans to change or abandon usage of the Trademark. The Registrant changed its name from IHOP Corp. to DineEquity, Inc. to help maintain in the public eye two distinct restaurant brands — Applebee’s and IHOP;

•                  Applebee’s has consistently spent advertising and marketing dollars to promote the Trademark and DineEquity plans to continue to do so;

•                  the Trademark has substantial name recognition among its customers and the general public; and

•                  the intellectual property rights are secure and can be maintained with relatively little cost and effort.

These factors were re-assessed at each interim reporting period of 2008 and were determined still to be valid; therefore, the assessment of indefinite useful life was still appropriate.

The annual test for impairment of the Applebee’s Trademark is currently in process.  On an interim basis we considered whether there were events or circumstances indicating impairment, including those cited in paragraph 8 of SFAS 144.  The only indicators of potential impairment noted were similar to those discussed in the response to question 5 above - the decline in the market price of DineEquity common stock and the decline in Applebee’s sales. The conclusion reached was the same at each interim period: the decline in our market cap was unrelated to the underlying fair value of the Company; and the decline in Applebee’s system-wide sales was short term and had not significantly reduced the estimated cash flows underlying the fair value of the Applebee’s Trademark.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Restaurant Concepts, page 17

7.              We note on page 18 that you amended development agreements with some of your franchisees “due to changes in market conditions and concerns about possible new unit performance in specific markets.”  Please tell us, if material, what consideration you gave to discussing the changed market conditions as well as the specific markets with which you are concerned and the nature of the amendments you have had to make in light of such market conditions.  To the extent these market conditions constitute trend information, they should be discussed in material detail.

Response

On the table summarizing Applebee’s domestic franchise development, five restaurants were removed from the domestic development commitments for 2008 and are currently planned to be opened in 2009.  These restaurants were in different markets and development was delayed for a variety of reasons including issues with the landlords, delays in obtaining permits, site and drainage work and financing issues. We considered but did not believe that the factors that led us to agree to defer these openings until 2009 constituted a trend. In light of the continued deterioration of the financial markets and the recessionary state of the economy we plan to address the impact of market conditions on our continuing development activity in our Form 10-K disclosures.

Results of Operations, page 30

8.              You state in your discussion of Company Restaurant Operations on page 31 that you experienced declines in guest traffic at Applebee’s for the three months ended September 30, 2008 despite value promotion programs.  We note that you have not included a discussion of the factors contributing to declining guest traffic or the extent to which management believes the declines are, for example, temporary, seasonal or due to general worsening economic conditions.  Please tell us how you considered Item 303(a)(3)(i) and (ii) of Regulation S-K with regard to describing known trends, events and uncertainties.

Response

Based on consumer feedback, management believed the quarterly decline in guest traffic was in large part due to our failure to effectively market and execute our value promotions, rather than the general economic conditions.  We first disclosed in our Form 10-Q for the Quarterly Period ended June 30, 2008 and repeated in the Form 10-Q for the Quarterly Period ended September 30, 2008 that we plan on promoting value offerings for the balance of 2008 to compete more effectively and to drive improved traffic performance.  Given the short period that our value offerings were available during the third quarter, we did not believe any trend yet had developed.  In addition, while the general economic conditions, including the volatility in the financial markets and increased unemployment, continued to worsen after the end of our third quarter, we did not believe these conditions materially affected our reported third quarter results.  However, given the continuing deterioration in the economic climate we intend to expand our discussion of the impact of these conditions on our business in our upcoming Form 10-K filing.

Liquidity and Capital Resources, page 32

9.              We note your disclosure on page 32 that during the first nine months of 2008, you completed the franchising of 26 company-operated Applebee’s restaurants in California and three company-operated Applebee’s restaurants in Delaware.  We further note your disclosure on page 18 that you are pursuing a strategy to transition from your current 76% franchised system to an approximately 98% franchised system.  Tell us and disclose in future filings how this strategy affects your cash management needs in terms of managing your long-term debt and your operational needs.  For example, since you have more company-owned stores than you have had in the past, indicate the impact of this on your cash management needs because those stores will require more capital and financing resources than the franchised stores.  Also, indicate how your cash needs will be affected if you are unable to sell company-owned stores or those stores are sold for less than anticipated.

Response

As disclosed in our Form 10-Q for the Quarterly Period ended September 30, 2008, a heavily franchised business model is expected to require substantially less capital, generate higher margins, and reduce the volatility of cash flow performance over time. We also disclosed that we currently anticipate our cash and cash equivalents, together with expected cash from operations, sale-leaseback transactions and franchising activities, will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures and other obligations.  In regards specifically to the company-operated Applebee’s restaurants, as a corollary to our strategy to transition to a 98% franchised system, we do not have any plans to open new company-operated restaurants so there are no additional financial resources required nor significant capital expenditures expected other than routine, periodic maintenance.  The existing company-operated Applebee’s restaurants generate sufficient cash from operations to cover their operating expenses, capital expenditures and debt service.  If our strategy to transition to a 98% franchised system is delayed or sales proceeds from franchising restaurants are less than anticipated, we believe that the company-operated Applebee’s restaurants will continue to generate sufficient cash from operations to meet our obligations, such that we will not be compelled to enter into refranchising transactions at prices lower than we deem appropriate.

Debt Instruments and Related Covenants, page 34

10.       We note you disclose that as of September 30, 2008, you were in compliance with all covenants and restrictions related to your debt instruments.  In light of your significant debt balance, indicate your consideration of expanding these disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with all covenants and restrictions.  In addition, please expand your future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future.  Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants (e.g., failure of a significant franchisee).  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response

We continually review and monitor compliance with our covenants in terms of both actual ratios/actual amounts and forecasted future ratios and amounts. Each quarter we assess whether changes in either actual or forecasted ratios and amounts warrant additional disclosure beyond the disclosures made in our Form 10-K for the year ended December 31, 2007, as referenced in our Forms 10-Q for each quarterly period of 2008.  We considered expanding the disclosure to include the material terms of the various covenants and disclosing and analyzing factors that could reasonably result in non-compliance with the covenants. In addition, we considered revising the relevant risk factors already disclosed in our 2007 Form 10-K related to our indebtedness and related debt covenants. We concluded (i) in our opinion the existing risk factors adequately described the risks associated with our debt, and (ii)  as of September 30, 2008 there were no significant changes in either actual or forecasted ratios and amounts that warranted disclosure such that the confirmation that the company was in compliance with all covenants and restrictions was deemed adequate in the Form 10-Q for the Quarterly Period ended September 30, 2008.

Since the second quarter of 2008 we have provided supplemental information describing our securitized debt covenants and restrictions on our publicly accessible website. Given the absence of significant changes noted above, we did not believe this level of detail was required in Form 10-Q. We will expand disclosures in future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future.

Exhibits 31.1 and 31.2

11.       We note that the lead sentence of the certifications includes the titles of the certifying officers.  Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31).  Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings.  Please note that this comment also relates to your Forms 10-Q for the Periods Ended March 31 and June 30, 2008.

Response

As requested this shall confirm that we understand the requirements set forth in Item 601 (b)(31). We hereby represent that we will conform our disclosure in future filings.

The Company’s management acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our responses appropriately address the Staff’s comments. Please contact the undersigned at (818) 637-3628 should you require additional information or have any questions.

Sincerely,

/s/ GREGGORY KALVIN
Greggory Kalvin
Acting Chief Financial Officer,
Vice President, Corporate Controller